SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 10-SB

                General Form For Registration of Securities
                      of Small Business Issuers Under
                          Section 12(b) or (g) of
                    the Securities Exchange Act of 1934

                        NEW WORLD PUBLISHING, INC.
     (Exact Name of Small Business Issuer as specified in its charter)


        COLORADO                                           84-1290152
     (State or other                         (IRS Employer File Number)
     jurisdiction of
     incorporation)



     1977 S. Vivian Street
     LAKEWOOD, COLORADO                              80228
     (Address of principal executive offices)        (zip code)



                             (303) 763-5630
           (Registrant's telephone number, including area code)

     Securities to be Registered Pursuant to Section 12(b) of the Act:

                                   None

     Securities to be Registered Pursuant to Section 12(g) of the Act:

                 Common Stock, $0.0001 per share par value


                    DOCUMENTS INCORPORATED BY REFERENCE
         Documents incorporated by reference are found in Item 15.




ITEM 1.   DESCRIPTION OF BUSINESS.

          (a)  GENERAL DEVELOPMENT OF BUSINESS

     New World Publishing, Inc. (the "Company" or the "Registrant"), is a Colorado corporation. The principal business address is 1977 S. Vivian Street, Lakewood, Colorado 80228.

     The Company was originally incorporated as JLQ, Inc. under the laws of the State of Colorado on December 28, 1994 to buy, sell, and to generally deal in the wholesale distribution of picture frames and to provide associated services. Since its inception the Company has been in the development stage.

     The present management has been involved with the Company since its inception. In 1997, the Company elected one new Director, Ms. Judith Harayda, who also became the Treasurer of the Company at that time. On October 15, 1997, the Company approved a one-for-five hundred forward split of its common stock. As of October 31, 1997, the Company had a total of 10,781,500 common shares issued and outstanding. The Company has not been subject to any bankruptcy, receivership or similar proceeding.

          (b)  NARRATIVE DESCRIPTION OF THE BUSINESS

     GENERAL

     From the Company's inception in 1994 to the date of this Registration Statement, the Company has had minimal activities. During this period, the Company has carried no substantial inventories or accounts receivable. No independent market surveys have ever been conducted to determine demand for the Company's products and services, since the Company has never provided substantial products or services. During this period, the Company has carried on no material operations and generated no material revenues.

     HISTORICAL OPERATIONS

     From inception to the date of this Registration Statement, the Company has been primarily engaged in the wholesale distribution of picture frames and art. Most of the Company's activities to date have involved procuring art for hotels and resorts. The Company has supplied art for the Disney Boardwalk Hotel rooms and lobby, for a Hilton Hotel project in Las Vegas, and for a Marriott Corp. project on Marco Island, Florida.

     Since inception, the Company has also carried on limited operations involving the publishing of art works on behalf of various artists. No operations currently are being carried on by the Company. The Company has investigated certain possibilities and has decided to focus its future operations primarily in the area of publishing art works. To that end, in October, 1997, the Company changed its name from JLQ, Inc. to New World Publishing, Inc.


     ORGANIZATION

     The Company presently comprises one corporation with no subsidiaries or parent entities and is in the developmental stage.

          (c)  OPERATIONS

     PROPOSED BUSINESS

       The Company plans to engage in two lines of business. The former primary line of business, which was the wholesale distribution of picture frames, will become a secondary line of business.

     The principal line of business for the Company will be the publishing of art works on behalf of various artists. Since inception, the Company has, on occasion, published art works. The primary published works in the past have been the William Hoffman Cowboy Artist of America Series. These art works were created to appeal to the Western spirit and the cowboy lifestyle. Mr. Hoffman, who died in 1992, received the Cowboy Artist of America award, which is a distinction only bestowed upon the finest artist in this specialized field.

     The Company's plan in publishing the art work of artists will be to find new or unknown artists, place them under exclusive contract, publish their works through prints or similar reproductive media, and to seek to profit from the increased recognition of and demand for these artists' works. During this last fiscal year, the primary activity of the Company has been directed towards organizational efforts.

     A typical project would involve signing an exclusive contract with an artist, printing an art work in an edition of approximately two thousand prints, and retailing the prints at approximately $150 per print. As the artist becomes more recognized, the price of the prints would increase, along with the profit to the Company.

     During this fiscal year, the Company plans to search for and to identify potential artists and to publish their art works. As of the date of this Registration Statement, the Company is negotiating the rights to publish the art works of the following artists: Michael Delaroux, a French artist who paints European street scenes; Patrick Swazo Hinds, a Native American artist, who works in the style of R.C. Gorman, the Navajo artist; and Don Clark, a Navajo Indian artist who specializes in depicting Navajo babies wrapped in blankets. No final agreements have been signed as of the date hereof.

     The Company's secondary business segment will be in the wholesale frame business. In connection with this business, the Company plans to import finished frames, principally from Mexico, and to sell them in the United States to retail customers. However, this activity will be only an adjunct to, and in support of, the art publishing business.

     The Company also proposes to investigate and, if warranted, to merge with or acquire the assets or common stock of an entity actively engaged in a business which generates revenues. The Company will seek opportunities for long-term growth potential as opposed to short-term earnings. Although the Company's primary business for the foreseeable future is expected to be in the art publishing and wholesale picture frame business, the Company may also examine other businesses, both related and non-related to its current activities, as potential acquisition candidates. As of the date of this Registration Statement, the Company has not engaged in any preliminary efforts intended to identify such possible business opportunities and has neither conducted negotiations nor entered into a letter of intent concerning any such business opportunity.

     (d)  MARKETS

     The Company's initial marketing plan will be focused completely on developing the art publishing and wholesale picture frame business. Other than the securing of initial contracts with several artists as disclosed herein, no efforts toward this marketing plan have been made as of the date of this Registration Statement.

     (e)  RAW MATERIALS

     The use of raw materials is not now material factor in the Company's operations at the present time.

     (f)  CUSTOMERS AND COMPETITION

     At the present time, the Company is expected to be experience intense competition in the art publishing and wholesale picture frame business. There are a number of established companies, many of which are larger and better capitalized than the Company and/or have greater personnel resources and technical expertise. The principal companies in this business with whom the Company can expect to compete are Greenwich Work Shop, Haddly House, and Lighthouse Publishing. There are also a significant number of smaller companies which would be potential competitors. In view of the Company's extremely limited financial resources, the Company will be at a significant competitive disadvantage compared to the Company's competitors.

     The Company plans to compete by acquiring exclusive contracts with artists and focusing on attempting to acquire art properties that may become popular with the public. There can be no guarantee that the Company will be successful in these efforts.

     (g)  BACKLOG

     At October 31, 1997, the Company had no backlogs.



     (h)  EMPLOYEES

     At as of the date hereof, the Company has one employee, its President, Mr. John B. Quam, who presently does not receive any compensation. The Company does not plan to hire additional employees in the future but will rely upon independent contractors to fulfill its business plan.

     (I)  PROPRIETARY INFORMATION

      The Company has no proprietary information.

     (j)  GOVERNMENT REGULATION

     The Company is not expected to be subject to material governmental regulation.

     (k)  RESEARCH AND DEVELOPMENT

     The Company has never spent any amount in research and development activities.

     (l)  ENVIRONMENTAL COMPLIANCE

     The Company is not expected to be subject to material environmental compliance.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

     The Company has generated no substantial revenues from its operations since inception and has been a development stage company during this period. Since the Company has not substantial generated revenues and has not been in a profitable position, it operates with minimal overhead. The Company's primary activity for the foreseeable future will be in the art publishing and wholesale picture frame business. As of the end of the reporting period, the Company has concluded no acquisitions and has spoken with no potential candidates.

Liquidity and Capital Resources

     As of the end of the reporting period, the Company had no material cash or cash equivalents. There was no significant change in working capital during this fiscal year.

     Management feels that the Company has inadequate working capital to pursue any business opportunities other than seeking artists for its publishing business. The Company will have negligible capital requirements in publishing art works, which it intends to fulfill by loans, additional equity investment, or joint ventures. The Company does not intend to pay dividends in the foreseeable future.

ITEM 3.    DESCRIPTION OF PROPERTIES

     As of October 31, 1997, the Company's business office was located at 1977 S. Vivian Street, Lakewood, Colorado 80228, the home of Mr. John B. Quam, its President, and Mrs. Laurie L. Quam, its Secretary, for which it pays no rent. The Company has no other properties.

Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following sets forth the number of shares of the Registrant's $0.0001 par value common stock beneficially owned by (I) each person who, as of October 31, 1997, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and (iii) the Officers and Directors of the Registrant as a group. As of October 31, 1997, there were 10,781,500 common shares issued and outstanding.

NAME AND ADDRESS            AMOUNT AND NATURE OF        PERCENT OF
OF BENEFICIAL OWNER         BENEFICIAL OWNERSHIP (1)(2)     CLASS
John B. Quam(3)             6,500,000                       60.29%

Laurie L. Quam(3)           2,125,000                       19.71%

Judith F. Harayda              10,000                         .09%

All Officers and
Directors as a Group        8,635,000                       80.09%
(three persons)

(1)   All   ownership  is  beneficial  and  of  record,  unless   indicated
otherwise.

(2) Beneficial owner listed above has sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) John and Laurie Quam are husband and wife. Each should be considered to be the beneficial owner of the other's shares, although the shares are owned of record as indicated above.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

 The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:


NAME                      AGE               POSITION HELD
John B. Quam               34            President and Director
Laurie L. Quam             37           Secretary and  Director
Judith F. Harayda          49            Treasurer and Director

 The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. John and Laurie Quam are husband and wife. Otherwise, there are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

 Mr. Quam should be considered the "parent" or "promoter" of the Company (as such terms are defined under the Securities Act), inasmuch as Mr. Quam has taken significant initiative in founding and organizing the business of the Company and because of the shareholdings and control positions held by him in the Company.

 JOHN B. QUAM. Mr. Quam has been the President and a Director of the Company since its inception in 1994. Prior to that time, he was Sales Manager of Art Supplies for ABC Moulding Co., a private Colorado corporation, from 1991 to 1994. Mr. Quam has a Bachelor's Degree in Geology from the University of Colorado. He will devote approximately 40 hours per week to the affairs of the Company.

 LAURIE L. QUAM . Mrs. Quam has been Secretary and a Director of the Company since inception in 1994. Prior to that time, she was the owner of Budget Framer, a private business, from 1990 to 1994. She attended Miami State College. She will devote approximately 40 hours per week to the affairs of the Company.

 JUDITH F. HARAYDA . Ms. Harayda has been Treasurer and a Director of the Company since October, 1997. She has been the owner of Promos, Inc., a private Colorado corporation, from 1992 to the present. Ms. Harayda received a Bachelors Degree in Education from Edinboro University. She will devote approximately 10 hours per month to the affairs of the Company.

 ITEM 6.    EXECUTIVE COMPENSATION

 None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations. Any compensation will be dependent upon a combination of factors, including the percentage of time a person devotes to the business of the Registrant, experience, ability of the Registrant to pay, and other items.

 The Company has no retirement, pension, profit sharing, stock option, insurance or other similar programs.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 The Company's business office is located at 1977 S. Vivian Street, Lakewood, Colorado 80228, the home of Mr. John B. Quam, its President, and Mrs. Laurie L. Quam, its Secretary, for which it pays no rent. The Company has no other properties. Otherwise, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.    LEGAL PROCEEDINGS.

 No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

ITEM 9.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

 (a)  PRINCIPAL MARKET OR MARKETS

          The Company's securities have never been listed for trading on any market and are not quoted at the present time. At the present time, the Company does not know where secondary trading will eventually be conducted. The place of trading, to a large extent, will depend upon the size of the Company's eventual acquisition. To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of the Company's securities. In addition, The
Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

 (b)  APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

 As of the date hereof, a total of 10,781,500 of shares of the Company's Common Stock were outstanding and the number of holders of record of the Company's common stock at that date was twenty-five.


 (c)  DIVIDENDS

 Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the common stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

 (d)  THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

 The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless the Company can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that the Company's securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in the Company's securities may be required to provide additional information related to their fitness to trade the Company's shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade the Company's securities and would thereby make it unlikely that any liquid trading market would ever result in the Company's securities while the provisions of this Act might be applicable to those securities.

 (e)  BLUE SKY COMPLIANCE

 The trading of blank check companies may be restricted by the securities laws ("Blue Sky" laws) of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of blank check companies absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for the shares of the Company and to make resale of shares acquired by investors more difficult.

 The impact of these Blue Sky laws is considered to be minimal since the Company does not intend to qualify the Company's outstanding securities for secondary trading in any state until such time as an acquisition or merger has been consummated.

 (f)  INVESTMENT COMPANY ACT OF 1940

 The Company does not intend to engage in any activities which would cause it to be classified as an "investment company" under the Investment Company Act of 1940, as amended. However, to the extent that the Company would inadvertently become an investment company because of its activities, the Company would be subjected to additional, costly and restrictive regulation.



ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES.

 The Company has issued the following common stock in the three year period preceding the date of this Registration Statement. The Company completed a one-for-five hundred forward split in October, 1997. All shares are shown on a post split basis, including shares issued before the split.

The following were initial issue shares at a price of par value:

NAME                           NUMBER OF SHARES
Laurie L. Quam                      10,750,000

 Laurie L. Quam acquired her shares in the Company at its inception in 1994. Mrs. Quam transferred some of her shares to two additional shareholders in 1994. Some of these shares were transferred to additional shareholders in 1995.

All of the following shares were issued in October, 1997:

NAME                      NUMBER OF SHARES
Judith Harayda            10,000 ( at a price of $.20 per share)
Stephan R. Levy            5,000 ( at a price of $.25 per share0

All of the following shares were issued at a price of $.50 per share in October, 1997:

NAME                      NUMBER OF SHARES
Sandra S. Steinberg                 200
Jamie L. Steinberg                  200
Linda Jew                           200
Wawa C. Jew                         200
Paul H.Dragul                     2,000
Ozzie Preiss                      2,000
Brooke Belson-Preiss              2,000
Stephen C. Nelson                   200
M.S. Kim Duer                     1,000
Marc Levy                         1,000
Lowell Flemmer                    2,000
Roy S. Sugihara                   2,000
Todd Levy                         1,000
Darius Bozorgpour                   800
Michael Brunschwig                  800
GeeGee Brunschwig                   200
Herbert Cohen                       200
Myndel Cohen                        200
Jill Lorie                          300
Total                            16,500

 All of the issued and outstanding shares of the Company's common stock, $0.0001 par value, were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, in that these were private offerings to individuals who were sophisticated investors and received all pertinent information relative to this investment.

 All of the shares of common stock of the Registrant are restricted securities as defined under the Securities Act of 1933, as amended. These shares may not be offered for public sale except if registered or pursuant to an exemption from registration, such as Rule 144. The Company has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding.

ITEM 11.   DESCRIPTION OF SECURITIES.

 The Company is authorized to issue 100,000,000 shares of Common Stock, $0.0001 per share par value and 10,000,000 shares of Preferred Stock, all with $0.10 per share par value, to have such preferences as the Board of Directors may determine from time to time. On October 15, 1997, the Company approved a one-for-five hundred forward split of its common stock. As of October 31, 1997, the Company had a total of 10,781,500 common shares issued and outstanding. As of the same date, no Preferred Stock was issued or outstanding.

COMMON STOCK

 The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

 The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

PREFERRED STOCK

 Under the Articles of Incorporation, the Board of Directors has the authority to issue Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

DIVIDEND POLICY

 The Company has never declared nor paid dividends on its Common Stock and does not intend to do so in the foreseeable future.

Item 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

 The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

 Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

 (a)  The person conducted himself or herself in good faith;

 (b)  The person reasonably believed:

      (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

      (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

 (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

A corporation may not indemnify such person under this Section 7-109-102 of
CRS:

 (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

 (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

 Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

 Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

 (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

 (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

 (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

 Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

 The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting. Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

 Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract. Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

 The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

 Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.   FINANCIAL STATEMENTS.

      For financial information, please see the financial statements included at Item 15 and hereby incorporated by this reference and made a part hereof.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

 The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

ITEM 15.   FINANCIAL STATEMENT AND EXHIBITS.

      The following financial information is filed as part of this report:

           (1)  FINANCIAL STATEMENTS

           (2)  SCHEDULES
                The   financial   statements  schedules   listed   in   the
                accompanying index to financial statements are filed as a part of this annual report.

           (3)  EXHIBITS
                The exhibits listed on the accompanying index to financial statements are filed as part of this annual report.

                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  New World Publishing, Inc.





Dated:     11/7/97                By:     ///JOHN B. QUAM///
                                  John B. Quam
                                  President and Chief
                                  Executive Officer



    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                                  CHIEF FINANCIAL AND ACCOUNTING
                                             OFFICER



Dated:   11/7/97                  By: ///JUDITH F. HARAYADA///
                                  Judith F. Harayda
                                  Treasurer

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)




                  October 31, 1997 and 1996
















































                  Janet Loss, C.P.A., P.C.
                 Certified Public Accountant
             3525 South Tamarac Drive, Suite 120
                   Denver, Colorado  80237

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                INDEX TO FINANCIAL STATEMENTS





                      TABLE OF CONTENTS

ITEM                                                       PAGE

Report of Certified Public Accountant ...................1

Balance Sheets, October 31, 1997 and 1996................2

Statements Of Operations,
  October 31, 1997 and 1996..............................3

Statements of Stockholders' Equity,
  October 31, 1997 and 1996..............................4

Statements of Cash Flows,
  October 31, 1997 and 1996..............................5

Notes to Financial Statements............................6-7

                  Janet Loss, C.P.A., P.C.
                 Certified Public Accountant
             3525 South Tamarac Drive, Suite 120
                   Denver, Colorado  80237
                       (303) 220-0227




Board of Directors
New World Publishing, Inc.
(Formerly known as JLQ, Inc.)
1977 South Union Street
Lakewood, Colorado  80228

The accompanying balance sheets of New World Publishing, Inc. (Formerly known as JLQ, Inc.) as of October 31, 1997 and 1996, and the related statements of Operations, Stockholders Equity and Cash Flows for the nine months ended October 31, 1997 and 1996 were not audited by us, and accordingly, we do not express an opinion on them.



Janet Loss, C.P.A., P.C.

November 6, 1997

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                       BALANCE SHEETS
                  October 31, 1997 and 1996

                                 1997        1996

                           ASSETS

CURRENT ASSETS:

  Cash in checking            $  11,754   $   1,368
  Inventory, at cost             26,760      26,760

    Total current assets:     $  38,514   $  28,128

FIXED ASSETS:

  Furniture and Equipment         7,885       7,885
  Less Accumulative
    Depreciation                 (4,857)     (3,469)

    Net Fixed Assets:         $   3,028   $   4,416

OTHER ASSETS:

  Organization Costs, Net
    of Amortization           $     267   $     335

    TOTAL ASSETS              $  41,809   $  32,879


            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:          $       0   $       0

LONG TERM LIABILITIES:

  Stockholders' Loan          $       0   $  25,545

STOCKHOLDERS' EQUITY (DEFICIT):

  Preferred stock, $0.10 par
  value, 10,000,000 shares
  authorized, no shares
  issued and outstanding              0           0
  Common stock, $.0001 and
  $1.00 par value 100,000,000
  and 100,000 shares authorized,
  139,000 and 21,500 shares
  issued outstanding              5,740       5,373
  Additional Paid-In-Capital     11,497           0
  Retained earnings (Deficit)    24,572       1,597

    TOTAL STOCKHOLDERS' EQUITY   41,809       7,334

    TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY
      (DEFICIT):              $  41,809   $  32,879



The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                   STATEMENT OF OPERATIONS

     For the nine months Ended October 31, 1997 and 1996


                                 1997        1996

REVENUES:
  Sales                       $       0   $  78,523

OPERATING EXPENSES:

  Amortization                       46          69
  Bank charges                      101          27
  Depreciation expense              757       1,892
  Supplies & Purchases                0      16,339
  Subcontract                         0      57,450

Total Operating Expense:      $     904   $  75,777

INCOME (LOSS) FROM OPERATIONS:(     904)      2,746

OTHER INCOME AND EXPENSES:
   Forgiveness of debt           25,545           0

    NET INCOME (LOSS)         $  24.641   $   2,746

    NET INCOME (LOSS) PER
      SHARE OF COMMON STOCK   $     .23   $     .03















The accompanying notes are an integral part of these financial statements.

                         NEW WORLD PUBLISHING, INC.
                        (Formerly known as JLQ, Inc.)

                 STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
                For the Years Ended October 31, 1997 and 1996



            Common stock   Common   Additional            Total
            Number of      stock    Paid-In-              Stockholders
            shares         Amount   Capital    (Deficit)  Equity
Balance,
February 1,
1995       $  21,500     $ 5,737    $     0    $(    69)  $  5,558

500 to 1
forward stock
split         86,000

31,500 shares
issued for
cash, October
31, 1997      31,500           3     11,497           0     11,500


Net Income
(Loss) for the
nine months
ended October
31, 1997   $       0           0          0      24,641     24,641

Balance,
October 31,
1997       $ 139,000     $ 5,740    $11,497     $24,572    $41,809






























The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                  STATEMENTS OF CASH FLOWS
     For the Nine Months Ended October 31, 1997 and 1996


                                 1997              1996

CASH FLOWS FROM OPERATING
ACTIVITIES:

    Net Income (Loss)            $  24,641         $ 2,746

  Adjustments to reconcile
  net loss to net cash
  used by operating activities:

    Amortization                        46              69
    Depreciation                       757           1,892
    Increase in inventory                0         ( 3,576)

  Net cash provided (Used) by
  Operating activities              25,444        (  1.131)

CASH FLOWS FROM INVESTING
ACTIVITIES:

    Loans from stockholder         (25.545)       (    218)

CASH FLOWS FROM FINANCING
ACTIVITIES:

   Issuance of common stock            11,500             0

  Net Increase (Decrease)
  in cash                                0                0

CASH BEGINNING OF THE
PERIOD:                                355              455

CASH END OF THE PERIOD            $ 11,754         $  1,368










The accompanying notes are an integral part of these financial statements.

          NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                NOTES TO FINANCIAL STATEMENTS


NOTE 1 - HISTORY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New World Publishing,  Inc. was incorporated in October of 1994.
However the Company was dormant in 1994 and had no business activity until 1995. The Company was in the wholesale business of frames, pictures and hobby goods.

   Accounting Method

         The Company records income and expenses on the accrual method.

   Organization Costs

         Costs incurred in organizing the Company are being amortized over a sixty (60) year period.

   Inventory

         Inventories are stated at the lower cost or market.

   Fixed Assets

         Equipment   and   furniture   are  recorded  at   cost.
         Depreciation  is provided on the  straight-line  method
         over  five  (5) years.   Maintenance  and  repairs  are
         charged to expense as incurred.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company maintains its office in the space provided by an officer of the Company pursuant to an oral agreement on a rent free basis with reimbursement for out of pocket expenses, such as telephone. The stockholder of the Company has advanced monies to the Corporation from inception to January 31, 1997. As of October 15, 1997, the stockholder has forgiven this loan of $25,544.00 in full.

NOTE 3 - CAPITAL STOCK

On October 15, 1997,  the  Company  issued  a  500 to 10 forward stock split for common stock. Thus the total common stock authorized changed from 50,000 to 100,000,000 shares, and from $1.00 par value to $0.0001 per share. The Company also authorized 10,000,000 preferred shares with a par value of $0.10 per share.

NOTE 4 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principals, which contemplate continuation of the Company's ability to continue as a going concern is dependent upon the Company's ability to obtain financing.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)




                        AUDIT REPORT

        For the Years Ended January 31, 1997 and 1996
















































                  Janet Loss, C.P.A., P.C.
                 Certified Public Accountant
             3525 South Tamarac Drive, Suite 120
                   Denver, Colorado  80237

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                INDEX TO FINANCIAL STATEMENTS





                      TABLE OF CONTENTS

ITEM                                                       PAGE

Report of Certified Public Accountant ...................1

Balance Sheets, January 31, 1997 and 1996................2

Statements Of Operations, for the Years
  Ended January 31, 1997 and 1996........................3

Statements of Stockholders' Equity, for
  the Years Ended January 31, 1997 and 1996 ............ 4

Statements of Cash Flows, for the Years
  Ended January 31, 1997 and 1996........................5

Notes to Financial Statements............................6-7

                  Janet Loss, C.P.A., P.C.
                 Certified Public Accountant
             3525 South Tamarac Drive, Suite 120
                   Denver, Colorado  80237
                       (303) 220-0227




Board of Directors
New World Publishing, Inc.
(Formerly known as JLQ, Inc.)
1977 South Union Street
Lakewood, Colorado  80228

I have audited the Balance sheets of New World Publishing, Inc.,
(formerly known as JLQ, Inc.) as of January 31, 1997 and 1996, and the statements of Operations, Stockholders Equity and Cash
Flows for the years ended January 31, 1997 and 1996.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principals used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New World Publishing, Inc. (formerly known as JLQ, Inc.) as of January 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended January 31, 1997 and 1996.



Janet Loss, C.P.A., P.C.

October 6, 1997

                  NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                       BALANCE SHEETS
                  January 31, 1997 and 1996


                                 1997        1996

                           ASSETS

CURRENT ASSETS:
  Cash in checking            $     355   $     455
  Inventory, at cost             26,760      23,184

    Total current assets:     $  27,115   $  23,639

FIXED ASSETS:

  Furniture and Equipment         7,885       7,885
  Less Accumulative
    Depreciation                 (4,100)     (1,577)

    Net Fixed Assets:         $   3,785   $   6,308

OTHER ASSETS:

  Organization Costs, Net
    of Amortization           $     312   $     404

    TOTAL ASSETS              $  31,212   $  30,351


            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:          $       0   $       0

LONG TERM LIABILITIES:

  Stockholders' Loan          $  25,544   $  25,763

STOCKHOLDERS' EQUITY:

  Common stock, $1.00 par value
  100,000 shares authorized
  21,500 shares issued and
  outstanding                     5,737       5,737

  (Deficit)                      (   69)     (1,149)

  TOTAL STOCKHOLDERS' EQUITY      5,668       4,588

    TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY:   $  31,212   $  30,351





The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                   STATEMENT OF OPERATIONS

        For the Year Ended January 31, 1997 and 1996


                                 1997        1996

REVENUES:
  Sales                       $  87,996   $   9,068

OPERATING EXPENSES:

  Accounting                  $     320   $       0
  Amortization                       92         104
  Auto expenses, gas and
    repairs                           0       2,132
  Bank charges                       54          84
  Depreciation expense            2,523       1,577
  Office expense                    258         989
  Supplies & Purchases           25,419          40
  Subcontract                    58,250       3,700
  Telephone                           0         791
  Travel expenses                     0         839

Total Operating Expense:      $  86,916   $  10,256

INCOME (LOSS) FROM OPERATIONS:    1,080     ( 1,188)

OTHER INCOME AND EXPENSES:

  Interest Income                     0          39

    NET INCOME (LOSS)         $   1,080   $ ( 1,149)

    NET INCOME (LOSS) PER
      SHARE OF COMMON STOCK  $  (  .05)  $ (   .65)




















The accompanying notes are an integral part of these financial statements.

                         NEW WORLD PUBLISHING, INC.
                        (Formerly known as JLQ, Inc.)

                 STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
                For the Years Ended January 31, 1997 and 1996



                   Common stock                              Stockholders
                   Number of      Common stock               Equity
                   shares         Amount         (Deficit)  (Deficit)
Balance,
February 1, 1995   $ 21,500        $ 5,737      $       0      $   5,737

Net (Loss) for the
year ended January,
31, 1996                                0        ( 1,149)       ( 1,149)

Balance,
January 31, 1996  $  21,500        $ 5,737      $ ( 1,149)     $  4,588

Net Income (Loss)
for the year ended
January 31, 1997   $      0              0          1,080         1,080

Balance,
January 31, 1997  $  21,500        $ 5,737      $  (   69)    $   5,668















































The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                  STATEMENTS OF CASH FLOWS
        For the Years Ended January 31, 1997 and 1996


                                 1997              1996

CASH FLOWS FROM OPERATING
ACTIVITIES:
                                                  C<>
  Net Income (Loss)            $   1,080          $( 1,149)

  Adjustments to reconcile
  net loss to net cash
  used by operating activities:

    Amortization                      92               101
    Depreciation                   2,523             1,577
    Increase in inventory        ( 3,576)          (18,132)
    Purchase, Fixed Assets             0           (   182)
    Organization Costs                 0           (   459)

  Net cash provided (Used) by
  Operating activities               119           (18,244)

CASH FLOWS FROM INVESTING
ACTIVITIES:

    Loans from stockholder       (   219)            11,150

  Net cash provided (Used)
  from Investing Activities            0                 0

CASH FLOWS FROM FINANCING
ACTIVITIES:                            0                 0

  Net Increase (Decrease)
  in cash                        (   100)          ( 7,094)

CASH BEGINNING OF THE
PERIOD:                              455            7,549

CASH END OF THE PERIOD          $    355         $    455













The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                NOTES TO FINANCIAL STATEMENTS


NOTE 1 - HISTORY AND SUMMARY OF ACCOUNTING POLICIES

New world Publishing, Inc. was incorporated in  October of 1994.
However the Company was dormant in 1994 and had no business activity until 1995. The Company was in the wholesale business of frames, pictures and hobby goods.

   Accounting Method

         The Company records income and expenses on the accrual method.

   Organization Costs

         Costs incurred in organizing the Company are being amortized over a sixty (60) year period.

   Inventory

         Inventories are stated at the lower cost or market.

   Fixed Assets

         Equipment   and   furniture   are   recorded  at  cost.
         Depreciation  is  provided on the straight-line  method
         over  five  (5) years.   Maintenance  and  repairs  are
         charged to expense as incurred.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company maintains its office in the space provided by an officer of the Company pursuant to an oral agreement on a rent free basis with reimbursement for out of pocket expenses, such as telephone. The stockholder of the Company has advanced monies to the Corporation from inception to January 31, 1997. As of October 15, 1997, the stockholder has forgiven this loan of $25,544.00 in full.

NOTE 3 - SUBSEQUENT EVENTS

On October 15, 1997, the Company issued a 500 to 1 forward stock split for common stock. Thus the total common stock authorized changed from 50,000 to 100,000,000 shares, and from $1.00 par value to $0.0001 per share. The Company also authorized 10,000,000 preferred shares with a par value of $0.10 per share.

NOTE 4 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principals, which contemplate continuation of the Company's ability to continue as a going concern is dependent upon the Company's ability to obtain financing.

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549





                         FORM 10-SB

                          EXHIBITS
                             TO
                 New World Publishing, Inc.

                      INDEX TO EXHIBITS


  Exhibit                                           Page or
  NUMBER               DESCRIPTION                 CROSS
REFERENCE

   3A          Articles of Incorporation

   3B          Articles of Amendment

   3C          Bylaws

                             3A

                  Articles of Incorporation

                  ARTICLES OF INCORPORATION

                             OF

                          JLQ, INC.



   KNOW  ALL  MEN  BY  THESE PRESENT, That I, the undersigned, a resident of the State of  Colorado and over the age of eighteen,

desiring to form a corporation  under  the  laws  of  the  State

ofColorado,   do  hereby  make,  execute  and  acknowledge  this

certificate in  writing of my intention to form a body corporate and politic under said laws, and declare:



                          ARTICLE I

   The corporate name of this corporation shall be:

                          JLQ, INC.

                         ARTICLE II

   This corporation shall have perpetual existence.

                         ARTICLE III

   The purpose for  which  this corporation is organizaed are as follows:

   1.    To buy, sell, and to  generally  deal  in the wholesale

distribution of picture frames, equipment, tools  and  apparatus of  all  kinds  and  descriptions; to render technical services,

equipment and procedures  to the picture frame industry, as well as the photography and craft industry.

   2.    To engage in any lawful business for which corporations

may be incorporated to the Colorado Corporation Code.



                         ARTICLE IV

   The authorized capital stock  of  said corporation is 100,000 shares of common stock with a Par value of $1.00, and said stock shall be fully paid and nonassessable.



                          ARTICLE V

   Cumulative voting shall not be allowed  in  the  election  of directors.

                         ARTICLE VI

   The  shareholders  shall  have no preemptive right to acquire additional unissued or treasury  shares of the corporation, but,

should  the  corporation at any time  amend  these  articles  to provide for additional  authorized  shares,  then,  and  in that event,  the  shareholders  of  the original issue shall have the preemptive  right  to  maintain  their  respective  equities  by acquiring shares of additional authorization.



                         ARTICLE VII

   The initial registered office of  the corporation shall be at

1017 Milky Way, Denver, Colorado 80221,  and  John B. Quam shall be the initail registered agent at that address.



                        ARTICLE VIII

   The management and control of the affairs of  the corporation shall be vested in a Board of Directors consisting  of three (3)

members,  and  the following named individuals shall manage  the affairs of the corporation  for the first year of its existence,

or until their successors shall  be  duly elected and qualified,

to-wit:

   NAME                          ADDRESS

   Laurie L. Quam                1017 Milky Way
                                 Denver, Colorado 80221

   John B. Quam                  1017 Milky Way
                                 Denver, Colorado 80221

   Mel Kupetz                    1017 Milky Way
                                 Denver, Colorado 80221

                      ARTICLE VIII (A)

   The Principal place of business will  be  955  E.  58th Ave.,

Suite A, Denver, Colorado 80216 in the County of Adams.

                         ARTICLE IX

   The  Board  of  Directors  is  expressly  authorized to make,

alter, amend, and repeal such by-laws for the  management of the affairs
of the corporation as to them shall seem proper,  necessary,  or desirable, provided such by-laws are not contrary to the laws of the State of Colorado.



                          ARTICLE X

   Meetings of the stockholders and directors of the corporation for  all purposes may be held at places in the State of Colorado other  than  the  principal  office of the corporation as herein designated, and such meetings  may  be held outside the State of

Colorado at such places as may from time  to  time be designated by the by-laws or by resolution of the Board of Directors.



   IN  WITNESS  WHEREOF,  I, the undersigned incorporator,  have hereunto set may hand and seal 27th day of October, 1994.



                                              ///JOHN B. QUAM///

                                             John B. Quam
                                             1017 Milky Way
                                             Denver, Colorado 80221

Before  me,  a  Notary Public in and for the City and county  of

Denver, State of  Colorado,  personally  appeared  John B. Quam,

known  to  me  to  be  the  person whose name is annexed to  the foregoing Articles of Incorporation,  and  acknowledge  that  he made  and  signed  said  certificate  in writing as his free and voluntary  act and deed for the uses and  purposes  therein  set forth.

   Subscribed  and  sworn to before me this 27th day of October,

1994.  My commission expires 8/18/98.

(SEAL)                                              ///SIGNED///
                                                   Notary Public

                             3B

                    Articles of Amendment

                    AMENDED AND RESTATED

                 ARTICLES OF INCORPORATION

                               OF

                          JLQ, INC.

   Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned Corporation adopts the following amended and restated Articles of Incorporation. These articles correctly set forth the provisions of the Articles of Incorporation, as amended, and supersede the original Articles of Incorporation and all amendments thereto.


                          ARTICLE I

                            NAME

   The name of the Corporation shall be NEW WORLD PUBLISHING, INC.


                         ARTICLE II

                     MANNER OF ADOPTION

   The following amended and restated Articles of Incorporation were adopted on October 15, 1997. The amended and restated Articles of Incorporation were adopted by the Directors of the Corporation and approved by the Shareholders of the Corporation as of such date.


                         ARTICLE III

                     AUTHORIZED SHARES

   Section 1: NUMBER. The aggregate number of shares which the Corporation shall have authority to issue is One Hundred Million (100,000,000) Common Shares of one class, with unlimited voting rights, all with a par value of $0.0001 per share, and Ten Million (10,000,000) Preferred Shares, all with a par value of $0.10 per share, to have such classes and preferences as the Board of Directors may determine from time to time.

   Section 2: DIVIDENDS. Dividends in cash, property or shares of the Corporation may be paid upon the stock, as and when declared by the Board of Directors, out of funds of the Corporation to the extent and in the manner permitted by law.

                         ARTICLE IV

                     PREEMPTIVE RIGHTS

   The holders of the capital stock of this Corporation shall not have the preemptive right to acquire additional unissued shares or treasury shares of the capital stock of this Corporation, or securities convertible into shares of capital stock or carrying capital purchase warrants or privileges.


                         ARTICLE V

                     CUMULATIVE VOTING

   Cumulative voting of shares of stock of the Corporation shall not be allowed or authorized in the election of the Board of Directors of the Corporation.

                         ARTICLE VI

              PROVISIONS FOR REGULATION OF THE
                 INTERNAL CORPORATE AFFAIRS

   The following provisions are inserted for the management of the business and for the regulation of the internal affairs of the Corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

   Section 1: BYLAWS. The Board of Directors shall have the power to adopt, alter, amend or repeal, from time to time, such Bylaws as it deems proper for the management of the affairs of the Corporation, according to these Articles and the laws in such cases made and provided.

   Section 2: EXECUTIVE COMMITTEE. The Bylaws may provide for designation by the Board of Directors of an Executive Committee and one or more other committees, the personnel and authority of which and the other provisions relating to which shall be as may be set forth in the Bylaws.

   Section 3:  PLACE   OF  MEETINGS.   Both  Stockholders'   and
Directors' meetings may be held either within or without the State of Colorado, as may be provided in the Bylaws.

   Section 4:  COMPENSATION   TO   DIRECTORS.   The   Board   of
Directors is authorized to make provisions for reasonable compensation to its members for their services as Directors. Any Director of the Corporation may also serve the Corporation in any other capacity and receive compensation therefor in any form.

   Section 5: CONFLICTS OF INTEREST. No contract or other transaction of the Corporation with any other person, firm or corporation, or in which this Corporation is interested, shall be affected or invalidated solely by: (a) the fact that any one or more of the Directors or Officers of this Corporation is interested in or is a director or officer of another corporation; or (b) the fact that any Director or Officer, individually or jointly with others, may be a party to or may be interested in any such contract or transaction.

   Section 6: REGISTERED OWNER OF STOCK. The Corporation shall be entitled to treat the registered holder of any shares of the Corporation as the owner thereof for all purposes, including all rights deriving from such shares, on the part of any other person, including, but not limited to, a purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such purchaser, assignee, transferee or other person becomes the registered holder of such shares, whether or not the Corporation shall have either actual or constructive notice of the interest of such purchaser, assignee, transferee or other person. The purchaser, assignee or transferee of any of the shares of the Corporation shall not be entitled to: (a) receive notice of the meetings of the Shareholders; (b) vote at such meetings; <copyright> examine a list of the Shareholders;
(d) be paid dividends or other  sums payable to Shareholders, or
(e) own, enjoy or exercise any other property or rights deriving from such shares against the Corporation, until such purchaser, assignee or transferee has become the registered holder of such shares.

   Section 7: CONDUCT OF BUSINESS. The Corporation may conduct part or all of its business, not only in the State of Colorado, but also in every other state of the United States and the District of Columbia, and in any territory, district and possession of the United States, and in any foreign country, and the Corporation may qualify to do business in any of such locations and appoint an agent for service of process therein. The Corporation may hold, purchase, mortgage, lease and convey real and personal property in any of such locations. Part or all of the business of the Corporation may be carried on beyond the limits of the State of Colorado, and the Corporation may have one or more offices out of the State of Colorado.

   Section 8: VOTE OF THE SHAREHOLDERS. To the fullest extent now or hereafter permitted by the Colorado Business Corporation Act, the vote of a majority of the issued and outstanding shares of the Corporation entitled to vote on such matter shall be sufficient to approve any matter to come before the shareholders of the Corporation, including, but not limited to, the right from time to time, to amend, alter or repeal, or add any provisions to, the Corporation's Articles of Incorporation.

   Section 9: QUORUM FOR VOTING. A quorum of Shareholders for any matter to come before any meeting of Shareholders of the Corporation shall consist of a majority of the issued and outstanding shares entitled to vote on the matter.

   Section 10: RESTRICTIONS ON STOCK. The Directors shall have the right, from time to time, to impose restrictions or to enter into agreements on behalf of the Corporation imposing restrictions on the transfer of all or a portion of the Corporation's shares, provided that no restrictions shall be imposed on the transfer of shares outstanding at the time the restrictions are adopted unless the holder of such shares consents to the restrictions.

   Section 11: INDEMNIFICATION OF DIRECTORS. A director of the Corporation shall not be personally liable to the Corporation or to its shareholders for damages for breach of fiduciary duty as a director of the Corporation or to its shareholders for damages otherwise existing for (I) any breach of the director's duty of loyalty to the Corporation or to its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) acts specified in Section 7-108-403 of the Colorado Business Corporation Act; or (iv) any transaction from which the director directly or indirectly derived any improper personal benefit. If the Colorado Business Corporation Act is hereafter amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the foregoing, the liability of each director shall be eliminated or limited to the fullest extent permitted under the provisions of the Colorado Business Corporation Act as so amended. Any repeal or modification of the indemnification provided in these Articles shall not adversely affect any right or protection of a director of the Corporation under these Articles, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this limitation of liability, prior to such repeal or modification.

   Section 12: INDEMNIFICATION. The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including, but not limited to, attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.


                        ARTICLE VII

                REGISTERED OFFICE AND AGENT
   The address of the initial registered office of the Corporation is Penthouse Suite, 8400 E. Prentice Ave., Englewood, Colorado 80111, and the name of the registered agent at such address is Corporate Filing Corp. The books of accounts, records, documents and other papers may be kept at the registered office of the Corporation or at such other place as may be determined by the Board of Directors.


                        ARTICLE VIII

                  INITIAL PRINCIPAL OFFICE

   The address of the initial principal office of the Corporation is 1977 S. Vivian Street, Lakewood, Colorado 80228. The principal office of the Corporation may be relocated to such other place or places from time to time as may be determined by the Board of Directors.

   DATED this 15th day of October, 1997.


                                       JLQ, INC.


                                       By:          ///SIGNED///

                                       John B. Quam
                                       President


                 CONSENT OF REGISTERED AGENT


   The Undersigned hereby consents to the appointment as the Registered Agent of JLQ, INC., a Colorado Corporation.


                                       Corporate Filing Corp.




                                       By ///SIGNED///
                                       Authorized Officer

                             3C

                           Bylaws

                           BYLAWS

                             OF


                 NEW WORLD PUBLISHING, INC.



                         ARTICLE I

                           OFFICES



   The principal office  of  the  Corporation shall initially be located at 1977 S. Vivian Street, Lakewood,  Colorado 80228. The

Corporation  may  have  other offices at such places  within  or without the State of Colorado as the Board of Directors may from time to time establish.



                         ARTICLE II

                 REGISTERED OFFICE AND AGENT



   The registered office of the Corporation in Colorado shall be located at Penthouse Suite,  8400  E.  Prentice Ave., Englewood,

Colorado  80111  and  the registered agent  shall  be  Corporate

Filing  Corp.  The  Board   of  Directors  may,  by  appropriate

resolution  from  time to time,  change  the  registered  office and/or agent.



                        ARTICLE III

                  MEETINGS OF STOCKHOLDERS



   SECTION  1.   ANNUAL  MEETINGS.   The  annual  meeting of the

Stockholders   for  the  election  of  Directors  and  for   the

transaction of such  other  business as may properly come before such meeting shall be held at such time and date as the Board of

Directors shall designate from  time  to time by resolution duly adopted.



   SECTION   2.   SPECIAL MEETINGS.  A special  meeting  of  the

Stockholders may  be  called at any time by the President or the

Board of Directors, and  shall  be  called by the President upon the written request of Stockholders of  record  holding  in  the aggregate
twenty per cent (20%) or more of the outstanding shares of stock of  the  Corporation  entitled  to vote, such written request to state the purpose or purposes of the meeting and to be delivered to the President.



   SECTION   3.    PLACE  OF  MEETINGS.   All  meetings  of  the

Stockholders  shall  be  held at the  principal  office  of  the

Corporation or at such other  place, within or without the State of Colorado, as shall be determined  from  time  to  time by the

Board of Directors or the Stockholders of the Corporation.



   SECTION  4.   CHANGE IN TIME OR PLACE OF MEETINGS.   The time

and  place  specified  in  this  Article III for annual meetings shall not be changed within thirty (30) days next before the day

on  which such meeting is to be held.   A  notice  of  any  such

change  shall  be given to each Stockholder at least twenty (20)

days before the  meeting,  in  person or by letter mailed to his last known post office address.



   SECTION  5.   NOTICE OF MEETINGS.   Written  notice,  stating

the  place,  day  and hour of the meeting, and in the case of  a special meeting, the  purposes  for which the meeting is called,

shall be given by or under the direction  of  the  President  or

Secretary  at  least  ten (10) days but not more than fifty (50)

days before the date fixed  for such meeting; except that if the number of the authorized shares  of  the  Corporation  are to be increased,  at  least  thirty  (30) days' notice shall be given.

Notice shall be given to each Stockholder  entitled  to  vote at such  meeting,  of  record  at  the close of business on the day fixed  by  the  Board of Directors as  a  record  date  for  the determination of  the  Stockholders  entitled  to  vote  at such meeting,  or  if  no  such date has been fixed, of record at the close of business on the  day  next  preceding  the day on which

notice  is  given.   Notice  shall  be in writing and  shall  be

delivered to each Stockholder in person or sent by United States

Mail, postage prepaid, addressed as set  forth  on  the books of the Corporation. A waiver of such notice, in writing, signed by the person or persons entitled to said notice, whether  before  or after the time stated therein, shall

be  deemed  equivalent  to such  notice.   Except  as  otherwise

required by statute, notice  of  any  adjourned  meeting  of the

Stockholders shall not be required.



   SECTION  6.   QUORUM.  Except as may otherwise be required by

statute, the presence at any meeting, in person or by proxy,  of the  holders  of  record of a majority of the shares then issued and outstanding and  entitled  to  vote  shall  be necessary and sufficient  to  constitute  a  quorum  for  the  transaction  of business.  In the absence of a quorum, a majority in interest of the  Stockholders  entitled  to  vote, present in person  or  by proxy, or, if no Stockholder entitled  to  vote  is  present  in person  or  by  proxy, any Officer entitled to preside or act as secretary of such  meeting, may adjourn the meeting from time to time for a period not exceeding sixty (60) days in any one case.

At any such adjourned  meeting at which a quorum may be present,

any business may be transacted  which might have been transacted

at the meeting as originally called.   The  Stockholders present

at  a duly organized meeting may continue to do  business  until

adjournment,    notwithstanding   the   withdrawal   of   enough

Stockholders to leave less than a quorum.



   SECTION  7.   VOTING.  Except as may otherwise be provided by

statute or these  Bylaws,  including the provisions of Section 4 of Article VIII hereof, each  Stockholder shall at every meeting of the Stockholders be entitled to one (1) vote, in person or by proxy, for each share of the voting  capital  stock held by such

Stockholder.  However, no proxy shall be voted  on  after eleven

(11)  months  from  its  date, unless the proxy provides  for  a longer period. At all meetings  of  the  Stockholders, except as

may   otherwise  be  required  by  statute,  the   Articles   of

Incorporation  of this Corporation, or these Bylaws, if a quorum is present, the  affirmative  vote of the majority of the shares represented at the
meeting and entitled to vote on  the subject matter shall be the act of the Stockholders.



   Persons  holding  stock  in  a fiduciary  capacity  shall  be entitled to vote the shares so held,  and persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation  he shall have expressly empowered the pledgee to vote thereon, in  which  case  only the pledgee or his proxy may represent said stock and vote thereon.



   Shares  of the capital stock of the Corporation belonging  to the Corporation shall not be voted directly or indirectly.



   SECTION   8.    CONSENT  OF  STOCKHOLDERS IN LIEU OF MEETING.

Whenever  the  vote of Stockholders  at  a  meeting  thereof  is required  or permitted  to  be  taken  in  connection  with  any corporate action,  by any provision of statute, these Bylaws, or

the  Articles  of  Incorporation,   the   meeting  and  vote  of

Stockholders may be dispensed with if all the  Stockholders  who would have been entitled to vote upon the action if such meeting were  held  shall  consent  in  writing to such corporate action being taken.



   SECTION  9.   TELEPHONIC MEETING.   Any  meeting  held  under

this  Article  III  may be held by telephone, in accordance with the provisions of the Colorado Business Corporation Act.



   SECTION 10.   LIST  OF  STOCKHOLDERS  ENTITLED  TO VOTE.  The

Officer  who  has  charge of the stock ledger of the Corporation shall prepare and make,  at  least  ten  (10)  days before every annual meeting, a complete list of the Stockholders  entitled to vote at such meeting, arranged in alphabetical order and showing the  address  of  each  Stockholder  and  the  number  of shares registered in the name of each Stockholder.  Such list shall  be open  to  the  examination  of  any  Stockholder during ordinary business hours, for a period of at least  ten (10) days prior to election,  either at a place within the city,  town  or  village where the election is to
be held, which  place  shall  be  specified in the notice of the meeting,  or,  if  not so specified, at  the  place  where  said

meeting is to be held.   The  list shall be produced and kept at

the time and place of election during the whole time thereof and be  subject to the inspection of  any  Stockholder  who  may  be present.



                         ARTICLE IV

                     BOARD OF DIRECTORS



   SECTION   1.    GENERAL  POWERS.  The business and affairs of

the Corporation shall be managed  by  the  Board  of  Directors,

except  as  otherwise  provided  by  statute,  the  Articles  of

Incorporation of the Corporation, or these Bylaws.



   SECTION  2.     NUMBER  AND  QUALIFICATIONS.   The  Board  of

Directors  shall  consist of at least three (3) members, and not more than five (5)  members, as shall be designated by the Board of Directors from time  to  time,  and  in  the  absence of such designation, the Board of Directors shall consist  of  three (3)

members.  This  number  may  be  changed  from  time  to time by resolution  of the Board of Directors.  However, no such  change shall have the  effect  of  reducing the number of members below three (3). Directors need not  be  residents  of  the  State  of

Colorado or Stockholders of the Corporation.  Directors shall be natural persons of the age of eighteen (18) years or older.



   SECTION   3.    ELECTION  AND TERM OF OFFICE.  Members of the

initial Board of Directors of  the Corporation shall hold office

until the first annual meeting of  Stockholders.   At  the first

annual  meeting  of  Stockholders,  and  at  each annual meeting thereafter,  the  Stockholders  shall  elect Directors  to  hold office until the next succeeding annual  meeting.  Each Director shall  hold  office  until  his  successor is duly  elected  and

qualified, unless sooner displaced.   Election of Directors need

not be by ballot.

   SECTION   4.    COMPENSATION.   The Board  of  Directors  may

provide by resolution that the Corporation  shall  allow a fixed sum and reimbursement of expenses for attendance at  meetings of the Board of Directors and for other services rendered on behalf of  the  Corporation.  Any Director of the Corporation may  also serve  the  Corporation  in  any  other  capacity,  and  receive compensation therefor in any form, as the same may be determined by the Board in accordance with these Bylaws.



   SECTION   5.    REMOVALS  AND  RESIGNATIONS.   Except  as may

otherwise  be provided by statute, the Stockholders may, at  any special meeting called for the purpose, by a vote of the holders of the majority  of  the  shares  then  entitled  to  vote at an election of Directors, remove any or all Directors from  office,

with or without cause.



   A Director may resign at any time by giving written notice to the  Board  of Directors, the President or the Secretary of  the

Corporation.  The resignation shall take effect immediately upon the receipt of  the  notice,  or  at  any  later  period of time specified therein.  The acceptance of such resignation shall not be  necessary  to  make  it  effective,  unless  the resignation requires acceptance for it to be effective.



   SECTION  6.   VACANCIES.  Any vacancy occurring in the office

of a Director, whether by reason of an increase in the number of directorships or otherwise, may be filled by a majority  of  the

Directors then in office, though less than a quorum.  A Director elected  to  fill  a  vacancy shall be elected for the unexpired term of his predecessor in office, unless sooner displaced.



   When one or more Directors  resign  from the Board, effective at a future date, a majority of the Directors  then  in  office,

including  those who have so resigned, shall have power to  fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. Each

Director so chosen shall  hold  office as herein provided in the filling of other vacancies.



   SECTION  7.   EXECUTIVE COMMITTEE.   By resolution adopted by

a majority of the Board of Directors, the  Board  may  designate one  or more committees, including an Executive Committee,  each consisting of one (1) or more Directors.  The Board of Directors may designate  one (1) or more Directors as alternate members of any such committee,  who  may replace any absent or disqualified member at any meeting of such committee.  Any such committee, to the  extent  provided  in  the  resolution  and  except  as  may otherwise be provided by statute,  shall  have  and may exercise the  powers of the Board of Directors in the management  of  the business  and  affairs  of the Corporation and may authorize the seal of the Corporation to  be  affixed  to all papers which may require  the same.  The designation of such  committee  and  the delegation thereto of authority shall not operate to relieve the

Board of Directors, or any member thereof, of any responsibility imposed upon  it  or  him by law.  If there be more than two (2)

members on such committee,  a majority of any such committee may determine its action and may  fix  the  time  and  place  of its meetings,  unless provided otherwise by the Board.  If there  be only two (2)  members,  unanimity  of  action shall be required.

Committee action may be by way of a written  consent  signed  by

all  committee  members.   The Board shall have the power at any

time to fill vacancies on committees,  to  discharge  or abolish any  such  committee,  and  to  change  the  size  of  any  such committee.



   Except  as  otherwise  prescribed  by the Board of Directors,

each  committee may adopt such rules and  regulations  governing its proceedings,  quorum,  and manner of acting as it shall deem proper and desirable.



   Each such committee shall  keep  a written record of its acts and proceedings and shall submit such record to the Board of

Directors.  Failure to submit such record,  or  failure  of  the

Board to approve any action indicated therein will not, however,

invalidate  such action to the extent it has been carried out by the Corporation prior to the time the record of such action was,

or should have  been,  submitted  to  the  Board of Directors as herein provided.



                          ARTICLE V

               MEETINGS OF BOARD OF DIRECTORS



   SECTION  1.   ANNUAL MEETINGS.  The Board  of Directors shall

meet  each  year  immediately  after the annual meeting  of  the

Stockholders  for  the  purpose  of  organization,  election  of

Officers,  and  consideration of any  other  business  that  may properly be brought  before  the meeting.  No notice of any kind to either old or new members of  the Board of Directors for such annual meeting shall be necessary.



   SECTION 2.    REGULAR MEETINGS.   The Board of Directors from

time  to  time  may provide by resolution  for  the  holding  of regular meetings  and  fix  the time and place of such meetings.

Regular meetings may be held  within  or  without  the  State of

Colorado.   The  Board  need not give notice of regular meetings

provided that the Board promptly  sends  notice of any change in the time or place of such meetings to each  Director not present at the meeting at which such change was made.



   SECTION  3.   SPECIAL MEETINGS.  The Board  may  hold special

meetings  of the Board of Directors at any place, either  within or without the State of Colorado, at any time when called by the

President,  or  two  or  more Directors.  Notice of the time and place thereof shall be given to and received by each Director at

least three (3) days before  the  meeting.   A  waiver  of  such

notice  in  writing, signed by the person or persons entitled to said notice,  either  before  or  after the time stated therein,

shall be deemed
equivalent  to such notice.  Notice  of  any  adjourned  special meeting of the Board of Directors need not given.



   SECTION  4.    QUORUM.   The  presence,  at any meeting, of a

majority of the total number of Directors shall be necessary and sufficient  to  constitute  a  quorum  for  the  transaction  of business.  Except as otherwise required by statute, the act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors;  however,

if  only one (1) Director is present, unanimity of action  shall

be required.   In  the  absence  of  a quorum, a majority of the

Directors  present  at the time and place  of  any  meeting  may adjourn such meeting  from  time  to  time  until  a  quorum  is present.



   SECTION  5.   CONSENT OF DIRECTORS IN LIEU OF MEETING. Unless

otherwise  restricted  by statute, the Board may take any action required or permitted to be taken at any meeting of the Board of

Directors without a meeting,  if  a  written  consent thereto is signed by all members of the Board, and such written  consent is filed with the minutes of proceedings of the Board.



   SECTION   6.    TELEPHONIC  MEETING.  Any meeting held  under

this Article V may be held by telephone,  in accordance with the provisions of the Colorado Business Corporation Act.



   SECTION  7.   ATTENDANCE CONSTITUTES WAIVER.  Attendance of a

Director  at a meeting constitutes a waiver  of  any  notice  to which the Director  may  otherwise  have  been  entitled, except where  a Director attends a meeting for the express  purpose  of objecting the transaction of any business because the meeting is not lawfully called or convened.

                         ARTICLE VI

                          OFFICERS



   SECTION    1.     NUMBER.    The  Corporation  shall  have  a

President, one or more Vice Presidents  as  the  Board  may from time to time elect, a Secretary and a Treasurer, and such  other

Officers and Agents as may be deemed necessary.  One person  may hold  any  two  offices  except  the  offices  of  President and

Secretary.



   SECTION   2.    ELECTION,  TERM OF OFFICE AND QUALIFICATIONS.

The Board shall choose the Officers  specifically  designated in

Section 1 of this Article VI at the annual meeting of  the Board of  Directors  and  such  Officers shall hold office until their successors are chosen and qualified,  unless  sooner  displaced.

Officers need not be Directors of the Corporation.



   SECTION   3.   SUBORDINATE OFFICERS.  The Board of Directors,

from  time to time,  may  appoint  other  Officers  and  Agents,

including  one  or  more  Assistant  Secretaries and one or more

Assistant Treasurers, each of whom shall  hold  office  for such period,  and  each of whom shall have such authority and perform such duties as  are  provided in these Bylaws or as the Board of

Directors  from  time to  time  may  determine.   The  Board  of

Directors may delegate  to  any Officer the power to appoint any such subordinate Officers and  Agents  and  to  prescribe  their respective authorities and duties.



   SECTION   4.    REMOVALS  AND  RESIGNATIONS.   The  Board  of

Directors  may,  by  vote  of a majority of their entire number,

remove from office any Officer  or  Agent  of  the  Corporation,

appointed by the Board of Directors.



   Any  Officer may resign at any time by giving written  notice

to the Board  of  Directors.   The resignation shall take effect

immediately upon the receipt of  the notice, or any later period of time specified therein. The acceptance of such resignation shall not be necessary to make it effective, unless the resignation requires acceptance for it to be effective.



   SECTION  5.   VACANCIES.  Whenever any vacancy shall occur in

any  office  by death, resignation, removal,  or  otherwise,  it shall be filled  for  the  unexpired  portion of the term in the manner prescribed by these Bylaws for the  regular  election  or appointment to such office, at any meeting of Directors.



   SECTION   6.    THE  PRESIDENT.   The  President shall be the

chief executive officer of the Corporation  and,  subject to the direction  and under the supervision of the Board of  Directors,

shall have general  charge of the business, affairs and property of the Corporation, and  shall  have  control over its Officers,

Agents  and  Employees.   The  President shall  preside  at  all

meetings of the Stockholders and  of  the  Board of Directors at

which he is present.  The President shall do  and  perform  such other  duties and may exercise such other powers as these Bylaws or the Board of Directors from time to time may assign to him.



   SECTION   7.    THE  VICE  PRESIDENT.   At the request of the

President or in the event of his absence or disability, the Vice

President,  or  in  case  there  shall  be  more than  one  Vice

President, the Vice President designated by the President, or in the  absence of such designation, the Vice President  designated by the  Board  of Directors, shall perform all the duties of the

President, and when so acting, shall have all the powers of, and be subject to all  the  restrictions  upon,  the President.  Any

Vice President shall perform such other duties  and may exercise such  her  powers as from time to time these Bylaws  or  by  the

Board of Directors or the President be assign to him.

   SECTION  8.   THE SECRETARY.  The Secretary shall:



   a.    record  all  the  proceedings  of  the  meetings of the

         Corporation and Directors in a book to be kept for that

         purpose;



   b.    have charge of the stock ledger (which may, however, be

         kept by any transfer agent or agents of the Corporation

         under the direction of the Secretary), an  original  or

         duplicate  of  which  shall  be  kept  at the principal

         office or place of business of the Corporation  in  the

         State of Colorado;



   c.    see that all notices are duly and properly given;



   d.    be  custodian of the records of the Corporation and the

         Board  of  Directors,  and  the  and of the seal of the

         Corporation, and see that the seal  is  affixed  to all

         stock  certificates prior to their issuance and to  all

         documents  for  which  the  Corporation  has authorized

         execution on its behalf under its seal;



   e.    see  that all books, reports, statements, certificates,

         and other  documents  and records required by law to be

         kept or filed are properly kept or filed;



   f.    in general, perform all  duties  and  have  all  powers

         incident  to  the office of Secretary, and perform such

         other  duties and  have  such  other  powers  as  these

         Bylaws,  the  Board  of Directors or the President from

         time to time may assign to him; and

   g.    prepare and make, at least  ten  (10) days before every

         election  of  Directors,  a  complete   list   of   the

         Stockholders   entitled   to  vote  at  said  election,

         arranged in alphabetical order.



   SECTION  9.   THE TREASURER.  The Treasurer shall:



   a.    have supervision over the funds,  securities,  receipts

         and disbursements of the Corporation;



   b.    cause  all  moneys  and  other  valuable effects of the

         Corporation  to be deposited in its  name  and  to  its

         credit, in such  depositories as the Board of Directors

         or, pursuant to authority  conferred  by  the  Board of

         Directors, its designee shall select;



   c.    cause  the funds of the Corporation to be disbursed  by

         checks or  drafts  upon  the authorized depositaries of

         the  Corporation, when such  disbursements  shall  have

         been duly authorized;



   d.    cause  proper  vouchers  for all moneys disbursed to be

         taken and preserved;



   e.    cause correct books of accounts of all its business and

         transactions to be kept at  the principal office of the

         Corporation;



   f.    render  an account of the financial  condition  of  the

         Corporation and of his transactions as Treasurer to the

         President   or   the   Board   of  Directors,  whenever

         requested;



   g.    be empowered to require from the  Officers or Agents of

         the Corporation reports or statements
         giving such information as he may desire  with  respect

         to   any   and   all   financial  transactions  of  the

         Corporation; and



   h.    in general, perform all  duties  and  have  all  powers

         incident  to  the  office of Treasurer and perform such

         other duties and have such other powers as from time to

         time may be assigned  to  him by these Bylaws or by the

         Board of Directors or the President.



   SECTION 10.   SALARIES.  The Board  of  Directors  shall from

time   to   time  fix  the  salaries  of  the  Officers  of  the

Corporation.   The Board of Directors may delegate to any person

the power to fix  the  salaries  or  other  compensation  of any

Officers  or Agents appointed, in accordance with the provisions of Section  3 of this Article VI.  No Officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of  the Corporation.  Nothing contained in this Bylaw shall be construed  so as to obligate the Corporation to pay any

Officer a salary, which  is  within  the  sole discretion of the

Board of Directors.



   SECTION 11.   SURETY BOND.  The Board of Directors may in its

discretion secure the fidelity of any or all  of the Officers of the Corporation by bond or otherwise.



                         ARTICLE VII

                  EXECUTION OF INSTRUMENTS



   Section   1.    CHECKS, DRAFTS, ETC.  The President  and  the

Secretary or Treasurer  shall  sign  all  checks, drafts, notes,

bonds, bills of exchange and orders for the  payment of money of the  Corporation, and all assignments or endorsements  of  stock certificates, registered bonds or other securities, owned by the

Corporation,   unless   otherwise   directed  by  the  Board  of

Directors, or unless otherwise required  by  law.   The Board of

Directors may,
however,  authorize  any Officer to sign any of such instruments for  and  on  behalf of the  Corporation  without  necessity  of countersignature, and may designate Officers or Employees of the

Corporation other than those named above who may, in the name of the Corporation, sign such instruments.



   SECTION  2.    EXECUTION  OF  INSTRUMENTS GENERALLY.  Subject

always to the specific direction of  the Board of Directors, the

President   shall   execute   all  deeds  and   instruments   of

indebtedness  made  by the Corporation  and  all  other  written contracts and agreements  to  which  the  Corporation shall be a

party, in its name, attested by the Secretary.   The  Secretary,

when necessary required, shall affix the corporate seal thereto.



   SECTION  3.   PROXIES.  The President and the Secretary or an

Assistant Secretary of the Corporation or by any other person or persons  duly  authorized  by the Board of Directors may execute and deliver proxies to vote  with  respect to shares of stock of other  corporations owned by or standing  in  the  name  of  the

Corporation from time to time on behalf of the Corporation.











                        ARTICLE VIII

                        CAPITAL STOCK



   SECTION   1.    CERTIFICATES OF STOCK.  Every holder of stock

in the Corporation shall  be  entitled  to  have  a certificate,

signed  in the name of the Corporation by the President  and  by the Secretary  of  the  Corporation,  certifying  the  number of shares owned by that person in the Corporation.

   Certificates  of  stock  shall  be in such form as shall,  in conformity to law, be prescribed from  time to time by the Board of Directors.



   SECTION   2.   TRANSFER OF STOCK.  Shares  of  stock  of  the

Corporation shall  only  be  transferred  on  the  books  of the

Corporation  by  the holder of record thereof or by his attorney duly authorized in writing, upon surrender to the Corporation of the certificates for  such  shares  endorsed  by the appropriate person  or  persons,  with such evidence of the authenticity  of such endorsement, transfer,  authorization  and other matters as

the    Corporation    may   reasonably   require.    Surrendered

certificates shall be cancelled  and  shall be attached to their proper stubs in the stock certificate book.



   SECTION   3.    RIGHTS  OF  CORPORATION   WITH   RESPECT   TO

REGISTERED OWNERS.  Prior to the surrender to the Corporation of the  certificates  for  shares of stock with a request to record the  transfer of such shares,  the  Corporation  may  treat  the registered owner as the person entitled to receive dividends, to vote,  to  receive  notifications, and otherwise to exercise all the rights and powers of an owner.



   SECTION  4.   CLOSING  STOCK  TRANSFER  BOOK.   The  Board of

Directors  may  close the Stock Transfer Book of the Corporation for a period not exceeding fifty (50) days preceding the date of any  meeting  of Stockholders,  the  date  for  payment  of  any dividend, the date  for  the  allotment of rights, the date when any change, conversion or exchange  of  capital  stock  shall go into effect or for a period of not exceeding fifty (50) days  in connection  with  obtaining  the consent of Stockholders for any purpose.  However, in lieu of  closing  the Stock Transfer Book,

the Board of Directors may in advance fix  a date, not exceeding

fifty   (50)   days  preceding  the  date  of  any  meeting   of

Stockholders, the date for the payment of any dividend, the date for the allotment  of  rights,  the  date  when  any  change  or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such

consent,  as  a  record  date  for   the  determination  of  the

Stockholders entitled to notice of, and  to  vote  at,  any such meeting  and  any  adjournment  thereof,  or entitled to receive payment  of  any  such  dividend,  or to any such  allotment  of rights, or to exercise the rights in respect of any such change,

conversion  or  exchange  of  capital stock,  or  to  give  such consent. In such case such Stockholders of record on the date so fixed, and only such Stockholders  shall  be  entitled  to  such notice  of,  and  to  vote  at, such meeting and any adjournment thereof, or to receive payment  of  such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding  any  transfer of  any  stock  on  the  books of the Corporation after any such record date fixed as aforesaid.



   SECTION  5.   LOST, DESTROYED  AND  STOLEN CERTIFICATES.  The

Corporation may issue a new certificate  of  shares  of stock in the  place of any certificate theretofore issued and alleged  to

have been  lost,  destroyed  or  stolen.   However, the Board of

Directors  may  require  the  owner of such lost,  destroyed  or stolen certificate or his legal representative, to:  (a) request a new certificate before the Corporation  has  notice  that  the shares  have been acquired by a bona fide purchaser; (b) furnish an affidavit  as  to  such  loss, theft or destruction; (c) file with the Corporation a sufficient indemnity bond; or (d) satisfy such other reasonable requirements,  including  evidence of such

loss,   destruction,   or  theft  as  may  be  imposed  by   the

Corporation.



                         ARTICLE IX

                          DIVIDENDS



   SECTION  1.   SOURCES  OF  DIVIDENDS.   The  Directors of the

Corporation,  subject to the Colorado Business Corporation  Act,

may declare and  pay  dividends  upon  the shares of the capital stock of the Corporation.

   SECTION  2.   RESERVES.  Before the payment  of any dividend,

the Directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends  a  reserve  or reserves  for  any proper purpose, and the Directors may abolish any such reserve in the manner in which it was created.



   SECTION  3.    RELIANCE  ON CORPORATE RECORDS.  A Director in

relying  in  good  faith  upon  the  books  of  account  of  the

Corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities, and net profits of  the  Corporation,  or  any  other  facts  pertinent  to  the existence  and  amount  of surplus or  other  funds  from  which dividends might properly  be  declared  and  paid shall be fully protected.



   SECTION  4.   MANNER OF PAYMENT.  Dividends  may  be  paid in

cash,  in  property,  or  in  shares of the capital stock of the

Corporation.



                          ARTICLE X

                    SEAL AND FISCAL YEAR



   SECTION   1.    SEAL.   The  corporate   seal,   subject   to

alteration  by the Board of Directors, shall be in the form of a circle, shall  bear  the  name  of  the  Corporation,  and shall indicate  its  formation under the laws of the State of Colorado and the year of incorporation.  Such seal may be used by causing it or a facsimile thereof to be impressed, affixed, or otherwise reproduced.



   SECTION  2.    FISCAL YEAR.  The Board of Directors shall, in

its  sole  discretion,   designate   a   fiscal   year  for  the

Corporation.

                         ARTICLE XI

                         AMENDMENTS

   Except  as may otherwise be provided herein, a majority  vote of the whole  Board  of  Directors  at  any meeting of the Board shall be sufficient to amend or repeal these Bylaws.



                         ARTICLE XII

          INDEMNIFICATION OF OFFICERS AND DIRECTORS



   SECTION  1.   EXCULPATION.  No Director  or  Officer  of  the

Corporation shall be liable for the acts, defaults, or omissions of  any  other Director or Officer, or for any loss sustained by the Corporation,  unless  the  same  has  resulted  from his own willful misconduct, willful neglect, or gross negligence.



   SECTION  2.   INDEMNIFICATION.  Each Director and  Officer of

the   Corporation  and  each  person  who  shall  serve  at  the

Corporation's  request  as  a  director  or  officer  of another corporation  in  which  the  Corporation  owns shares of capital stock or of which it is a creditor shall be  indemnified  by the

Corporation   against   all   reasonable   costs,  expenses  and

liabilities (including reasonable attorneys'  fees) actually and necessarily incurred by or imposed upon him in  connection with,

or   resulting   from   any  claim,  action,  suit,  proceeding,

investigation, or inquiry  of whatever nature in which he may be involved as a party or otherwise  by  reason  of  his  being  or having  been  a  Director  or Officer of the Corporation or such director or officer of such other corporation, whether or not he continues to be a Director or  Officer  of  the Corporation or a

director or officer of such other corporation,  at  the  time of

the   incurring   or  imposition  of  such  costs,  expenses  or

liabilities, except  in relation to matters as to which he shall

be  finally  adjudged  in   such   action,   suit,   proceeding,

investigation,  or  inquiry to be liable for willful misconduct,

willful neglect, or gross  negligence toward or on behalf of the

Corporation in the performance of his duties as such Director or

Officer of the Corporation or  as  such  director  or officer of such other
corporation.   As  to  whether or not a Director or Officer  was

liable  by reason of willful  misconduct,  willful  neglect,  or gross negligence  toward  or on behalf of the Corporation in the performance of his duties as  such  Director  or  Officer of the

Corporation  or  as  such  director  or  officer  of such  other corporation,  in the absence of such final adjudication  of  the existence of such  liability,  the  Board  of Directors and each

Director and Officer may conclusively rely upon  an  opinion  of

independent   legal   counsel  selected  by  or  in  the  manner

designated by the Board  of  Directors.   The foregoing right to

indemnification shall be in addition to and not in limitation of all other rights which such person may be entitled  as  a matter

of   law,   and   shall  inure  to  the  benefit  of  the  legal

representatives of such person.



   SECTION   3.    LIABILITY  INSURANCE.   The  Corporation  may

purchase and maintain  insurance  on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request  of the Corporation as a director,  officer,  employee  or agent of another  corporation,

partnership,  joint  venture,  trust,   association,   or  other

enterprise  against  any  liability  asserted  against  him  and incurred  by  him  in  any  such  capacity or arising out of his status as such, whether or not he is  indemnified  against  such liability by this Article XII.